December 29, 2016

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Anne Nguyen Parker, Esq. and Donald E. Field, Esq.

Re: Imperial Garden & Resort, Inc.
Draft Registration Statement on Form F-1
Submitted On October 28, 2016
CIK No. 0001688470

Dear Ms. Parker and Mr. Field:

Please find below responses to certain questions raised by the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") in its letter of comments dated November 22, 2016 (the "**Comment Letter**") relating to the draft registration statement submitted to the Commission by Imperial Garden & Resort, Inc. (the "**Company**" or "**we**") referenced above. Also enclosed is Amendment No.1 to the Draft Registration Statement on Form F-1 (the "**Amended Registration Statement**").

The Company's responses are numbered to correspond to the Staff's comments. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated.

General
Comment:

1. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response:
Ten graphics and pictures have been added to the Amended Registration Statement. Please see pages iii, 3, 5, 55, 60 and 62 of the Amended Registration Statement.

Comment:
2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:
As of the date of the response, the Company has been advised by the Underwriter that the Underwriter has not distributed any written communications relating to this offering. We have not authorized anybody to present any written communication to any potential investors except that we used a brochure translated and attached herein as Appendix A to show our existing and prospective businesses to potential institutional investors in Taiwan. We do not believe the brochure attached herein is subject to Section 5 of the Securities Act of 1933, as amended, because Section 5 regulates distributions of written communications in the interstate commerce of U.S. and our brochures were circulated only among potential institutional investors in Taiwan.

https://www.edgar.sec.gov/AR/DisplayDocument.do?step=docOnly&accessionNumber=0... 4/25/2018

Comment:
3. Please refer to the last paragraph. Please move the "Subject to Completion" legend to the prospectus cover page. Please also revise so that the legend matches the language contained in Item 501(b)(10) of Regulation S-K.

Response:
The Amended Registration Statement has been revised to address the staff's comment. Please see page ii of the Amended Registration Statement.

Prospectus Cover Page

Comment:
4. Please refer to the first paragraph. We note the disclosure that "[you] will not receive any proceeds from the ADSs sold by the selling shareholders." We note that the remainder of the prospectus does not reference any selling shareholders. Please delete or advise.

Response:
The sentence referred in the staff's comment above has been deleted in the Amended Registration Statement. Please see page ii of the Amended Registration Statement.

Comment:
5. Please refer to the third paragraph and the cross-reference to the risk factors section. Please highlight this cross-reference with a prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

Response:
The paragraph cross-referring to the risk factors section has been highlighted on the prospectus cover page in the Amended Registration Statement. Please see page ii in the Amended Registration Statement.

Comment:
6. Please refer to the chart following the fourth paragraph. Please revise to show this information based on the total minimum and total maximum amount of the offering. Refer to Item 501(b)(3) of Regulation S-K.

Response:
The chart referred in the staff's comment has been revised and updated to show the information requested. Please see the chart on page ii of the Amended Registration Statement.

https://www.edgar.sec.gov/AR/DisplayDocument.do?step=docOnly&accessionNumber=0... 4/25/2018

Comment:
7. Please refer to the sixth paragraph. We note the disclosure that "if [you] do not raise the aggregate offering amount of $15,000,000, [you] will not conduct a closing of this offering and will return to investors all amounts previously deposited by them in escrow, without interest or deduction." Please revise to clarify that all amounts will be promptly refunded to such investors. Refer to Rule 10b-9 of the Securities Exchange Act of 1934.

Response:
The sentence referred in the comment above has been revised to address the staff's comment. Please see page ii in the Amended Registration Statement.

<u>Prospectus Summary, page 2</u>

Comment:
8. Please refer to the introductory paragraph. We note your disclosure that the "prospectus contains information from a report commissioned by [you] dated June, 2015, as updated from time to time, by the Cunningham Group." Please file a consent. Refer to Rule 436 of the Securities Act of 1933.

Response:
The consent from the Cuningham Group is attached to the Amended Registration Statement as Exhibit 23.5.

<u>Our Business, page 2</u>

Comment:
9. Please revise the prospectus summary to disclose that your auditors have issued a going concern opinion on your audited financial statements. Please also revise to disclose your recent net losses, working capital deficit, the current rate at which you use funds in your operations and the amount of time your present capital will last at this rate without additional funds. Please also quantify your outstanding debt and disclose that some of the debt is overdue and currently under negotiation.

Response:
The Amended Registration Statement has been revised as necessary to address the staff's comment. Please refer to page 6 of the Amended Registration Statement.

Comment:
10. Please refer to the second paragraph. Please revise to disclose your anticipated costs and timing to complete Phase I and Phase II of your expansion plans. In this regard, we note your disclosure in the first risk factor on page 11 that you estimate needing approximately $200 million. We also note your disclosure in the first full risk factor on page 20 that you estimate needing approximately 18 months to obtain the necessary licenses before construction can begin and your disclosure on page 42 regarding the timing of Phase I and Phase II.

Response:
The Amended Registration Statement has been revised to address the staff's comment. Please refer to page 2 of the Amended Registration Statement. In addition, the corresponding risk factor on pages 18 and 23 of the Amended Registration Statement has been supplemented to describe more precisely the timeline of the construction process of Phase I and Phase II.

Comment:
11. Please define "IHG" the first time you use it and disclose the specific nature of your current and possible future relationship with IHG. In this regard, we note that you have entered into a binding letter of intent with IHG pursuant to which IHG has agreed to manage the two hotels to be constructed on your site. We further note that Phase I is expected to include a hotel under IHG's Holiday Inn brand name and Phase II includes a second hotel likely to be named under IHG's Crowne Plaza brand. We also note that the letter of intent contemplates entering into a management contract with IHG that may include incentive management fees, license fees and technology service fees payable to IHG.

Response:
One paragraph has been added to address the staff's comment. Please refer to page 2 of the Amended Registration Statement.

<u>Risk Factors, page 10</u>

Comment:
12. Please revise to include a risk factor disclosing that your auditors have issued a going concern opinion on your audited financial statements.

Response:
One risk factor about the staff's comment has been added to the Risk Factors section. Please see page 28 of the Amended Registration Statement.

Comment:
13. We note that certain officers and shareholders have advanced funds to the company for working capital purposes. We also note that such advanced funds are due upon demand. Please revise to include a risk factor disclosing such advances and any associated risks.

Response:
One risk factor about the staff's comment has been included on page 28 of the Amended Registration Statement.

Comment:
14. We note that Mr. Lo owns approximately 99.83% of your ordinary shares. Please revise to include a risk factor disclosing his share ownership, pre and post-offering, and any risks related to his voting power and control over such a large percentage of your ordinary shares.

Response:
One risk factor about the staff's comment has been included on page 14 of the Amended Registration Statement.

<u>Accidents or injuries at our golf properties or in connection with our operations, page 20</u>

Comment:
15. We note your statement that "[a]lthough Yao-Teh purchased liability insurance against injuries caused by accidents occurred on the golf course, property insurance against damages to the properties on the premises and insurance against terrorist attacks in the past few years until June 2015…" Please remove this mitigating language and clarify whether you currently have sufficient insurance coverage.

Response:
Our insurance coverage has been updated in the Risk Factors section. Please find the revised disclosure on page 23 of the Amended Registration Statement.

Servicing our debt of our Subsidiaries requires a significant amount of cash, page 25

Comment:
16. Please update the information in this risk factor for your most recent interim period.

Response:
The risk factor referred to in the staff comment has been updated to reflect changes in the most recent interim period. Please find the revised risk factor on page 28 of the Amended Registration Statement.

Use of Proceeds, page 32

Comment:
17. We note your disclosure in the second paragraph that you intend to use the net proceeds for "business development purposes, which may include but not limited to investment in the development and construction of Phase I of the Royal Country Club Spa & Resort, the early-stage operation thereof, capital expenditures thereof, sales and marketing activities, construction of technology infrastructure, engaging architectural, entertainment and managerial professionals, capital expenditures and all other expenses and costs related to our business development." Please revise to more specifically identify and quantify the principal intended uses of the net proceeds, and provide this information assuming that you achieve: the $15 million minimum offering amount, the $50 million maximum offering amount, and one or two amounts in between this offering minimum and maximum. Refer to Item 3.C.1 of Form 20-F.

Response:
The intended use of proceeds has been revised to supplement the details. Please find the revision on page 35 of the Amended Registration Statement.

Comment:
18. We note your disclosure in the first full risk factor on page 25 that your subsidiaries have a significant amount of debt. We also note your disclosure on page 72 that you have large advances from third parties. Please advise if any net proceeds will be used to retire any debt. If applicable, please revise to disclose the aggregate amount of indebtedness that will be repaid, including the interest rate and maturity date of the indebtedness. Refer to Item 3.C.4 of Form 20-F.

Response:
The issue referred in the staff's comment has been addressed in the Amended Registration Statement. We do not plan to use any of the proceeds raised through this offering to retire any of our debt. Please find the revised disclosure on page 36 of the Amended Registration Statement.

Business, page 51

Licenses and Permits for the Royal Country Club Spa & Resort, page 56

Comment:
19. We note your disclosure in the first paragraph that you estimate that land reclassification will take approximately three months. Please reconcile with your disclosure in the first full risk factor on page 20 that such land reclassification will take approximately 18 months.

Response:
The sentence to which the staff comment refers has been updated. Our consultant estimates it might take up to 18 months to finish land reclassification from February 2016. Please find the clarification on page 61 in the Amended Registration Statement.

Operating Leases, page 72

Comment:
20. Please revise to identify by name the referenced shareholder. Please also revise the Advances from Related Parties section in a similar manner. In addition, provide us with an analysis as to whether you are required to file the operating lease as an exhibit.

Response:
The description of the operating lease and advances from related parties has been updated to address the staff comment. Please see page 73 of the Amended Registration Statement.

We respectfully believe that the Company is not required to include the operating leases as an exhibit to the F-1 Form because 1) the amount of the two leases is approximately $500/ month or $6,000/ year, which is too small to be deemed material under Rule 229.601 (b)(10)(i) promulgated under the Securities Act of 1933, as amended (the "Securities Act"); and 2) pursuant to Rule 229.601 (b)(10)(ii)(D), the two leases are for the offices and not the land where the golf course/ resort land described in the Amended Registration Statement are located. Therefore the two leases are immaterial in amount and do not fit in the description of material leases set forth in Rule 229.601 (b)(10)(ii)(D). As a result, the two leases are not material contracts as defined in Rule 229.601 (b)(10) and we are not required to file such as exhibits.

Taxation, page 97

Comment:
21. Please refer to the introductory paragraph. We note that the introductory paragraph references that this section summarizes British Virgin Islands, Republic of China and United States federal income tax consequences. Republic of China tax consequences, however, have not been summarized. We also note that the last sentence of the introductory paragraph indicates that all three sections are being opined upon by legal counsel but no tax opinions have been filed as exhibits and inappropriate disclaimer language has been included in the introductory paragraph and in the United States tax consequences section. Please revise this section as applicable and file any associated tax opinions or advise.

Response:
A summary of the Republic of China tax consequences relating to this offering has been provided in the Taxation section. Please find such summary on page 103 of the Amended Registration Statement.

The summary of the Republic of China tax consequences is a simple discussion about the taxability over certain transactions in Taiwan. We believe that a tax opinion is not required in this Amended Registration Statement pursuant to footnote 40 of the Securities and Exchange Commission Staff Legal Bulletin No. 19 (CF). In addition, Exhibit 23.6 attached in the Amended Registration Statement is a copy of the consent letter from the accounting firm in Taiwan which provided the summary of the Republic of China tax consequences.

https://www.edgar.sec.gov/AR/DisplayDocument.do?step=docOnly&accessionNumber=0... 4/25/2018

Exhibits

Comment:
22. We note your statement on page 6 that "You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus." Please file the deposit agreement.

Response:
We have not engaged any depository bank at this moment. We will include as an exhibit the deposit agreement as soon as we have signed up a depository bank.

Undertakings, page II-3
Comment:
23. Please revise to include all undertakings required by Item 512 of Regulation S-K. In this regard, we note that you have not provided the undertakings required by Items 512(a)(5) or (a)(6).

Response:
The undertakings are updated to address the staff's comment. Please see page II-3 in the Amended Registration Statement.

Signatures, page II-4
Comment:
24. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer and controller or principal accounting officer. To the extent that someone has signed in more than one capacity, indicate each capacity in which he has signed. Please also revise to include the signature of your authorized representative in the United States. Refer to Instructions for Signatures on Form F-1.

Response:
The Signature Page has been revised and updated according to the staff comment as referred to herein. Please see page II-4 of the Amended Registration Statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Jay Kaplowitz, Esq., Cheryll Calaguio, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
Imperial Garden & Resort, Inc.

By: /s/ Fun-Ming Lo
Fun-Ming Lo
Chief Executive Officer

Appendix A


THE ROYAL COUNTRY CLUB AND RECREATION
HOLDINGS, INC. CASE REPORT



Introduction

The resort with the park area of 220 hectare will become the world's largest theme-style resort, breaking away from the impression that only a few golfers can use the golf course, through the world's top design team, which makes the golf course and recreation center a totally different leisure environment.

The unique, distinctive theme and the scale production make guests feel refreshing, with nearly a decade of growing tourist population which led the tourism becomes the mainstream of consumers' choices, in addition to domestic tourists, the foreign tourists visiting Taiwan each year are up to 990 million, and in the meantime the domestic tourism population is as high as 10 million.

Thus we can see that we are the first choice of the large tourist groups.

1. Description of traffic and conditions



The Royal Golf Course, located next to Miaoli's Mingde Reservoir, is a multi-purpose resort that combines sports, leisure, entertainment and education. The park has 220 hectares of land, designed and supervised by Robert Trent Jones Jr, the most well-known fairway designer. The fairways clever changes and challenges, coupled with the beautiful landscape surrounding the momentum of the magnificent mountains, are deeply favorited by golfers of all walks of life.

The existing 18-hole Royal Village Club has 84 hectares of the stadium area, and there is no high-voltage tower within the area. Through word of mouth from golf fans, the Royal Golf Course is the most beautiful stadium in Taiwan.

Outside of stadium is the 136 hectares of land area, with the primeval forest. Next to the base that is Matilda Reservoir, with beautiful scenes of all four seasons.





- 10 minutes from Zhongshan Gaotou Interchange
- It takes only 15 minutes to reach the park
- Taipei to the park about 1 hour 30 minutes
- Taoyuan to the park about 1 hour and 25 minutes
- The airport can reach the park for about 1 hour
- Hsinchu to the park about 55 minutes
- Taichung to the park about 1 hour



Transportation is an important part of tourism, and a theme tourism resort is the very point that what tourists want. The sodium bicarbonate is also the unique natural resources of this resort that different from other ones. With such a beautiful environment, it is a rare investment subject.


Pedestrian Gateway Bridge
Golf Course Viewing / Hiking Trails
North Perimeter View Trail
Lake Water Feature
Hotel Entry
Multi-purpose Pavilion
Multi-purpose Garden
Hotel Pool Deck
Retail Street
Nature Center and Trail Head
South Mountain Overlook
View Overlook
Sewage Treatment Factory

The competition faced by the project was minimal for the following reasons:

1. There is no upscale hotels and resorts in Miaoli County currently
2. Sunrise Country Club in Taoyuan is a four-star hotel with 84 rooms. It is the nearest golf course hall, about 50 miles from the project location.

TABLES & HOUSEHOLD PRICE IN TOURISM HOTELS IN TAIWAN

Data period: January 2015

臺灣地區觀光旅館家數及房間數統計表-總表

資料期間： 2015年1月

Area / 地區/	International tourist hotel 國際觀光旅館					General tourist hotel 一般觀光旅館					Total 合計				
	# of houses 家數	Single Room 單人房	Double room 雙人房	Suite 套房	Subtotal 小計	# of houses 家數	Single Room 單人房	Double room 雙人房	Suite 套房	Subtotal 小計	# of houses 家數	Single Room 單人房	Double room 雙人房	Suite 套房	Subtotal 小計
新北市	2	5	265	23	293	4	155	72	47	274	6	160	337	70	567
臺北市	25	2,551	4,875	977	8,403	16	920	1,138	272	2,330	41	3,471	6,013	1,249	10,733
桃園市	4	414	597	99	1,110	4	368	324	125	817	8	782	921	224	1,927
臺中市	5	561	498	76	1,135	3	280	229	29	538	8	841	727	105	1,673
臺南市	5	547	544	110	1,201	1	17	21	2	40	6	564	565	112	1,241
高雄市	10	1,437	1,858	321	3,616	1	16	187	47	250	11	1,453	2,045	368	3,866
宜蘭縣	3	126	403	93	622	2	106	63	32	201	5	232	466	125	823
新竹縣	1	261	92	33	386	1	242	105	37	384	2	503	197	70	770
苗栗縣	0	0	0	0	0	1	11	174	6	191	1	11	174	6	191
南投縣	3	133	175	91	399	1	28	24	2	54	4	161	199	93	453
嘉義縣	0	0	0	0	0	3	95	113	28	236	3	95	113	28	236
屏東縣	3	128	676	47	851	1	24	77	4	105	4	152	753	51	956
臺東縣	2	143	247	69	459	1	20	259	11	290	3	163	506	80	749
花蓮縣	6	478	950	102	1,530	0	0	0	0	0	6	478	950	102	1,530
澎湖縣	0	0	0	0	0	1	44	17	17	78	1	44	17	17	78
基隆市	0	0	0	0	0	1	73	64	4	141	1	73	64	4	141
新竹市	2	320	114	31	465	0	0	0	0	0	2	320	114	31	465
嘉義市	1	40	200	5	245	1	49	68	3	120	2	89	268	8	365
合計	72	7,144	11,494	2,077	20,735	42	2,448	2,935	666	6,049	114	9,592	14,429	2,743	26,764



THE ROYAL COUNTRY CLUB AND RESORT

A one of a kind resort offers guests engagement and amenities in the backdrop of the beautiful mountains of Miao Li framed by architecture which is inspired by 17th Century traditional Japanese design.

The experience is about place and journey.

The architecture of 17th century Japan can be described by its clear connection with landscape and nature with understated simplicity. This architectural expression also inspires a modern aesthetic. The resort's design will be lead by the concept and imagery of these ideas. The design of each destination within the resort will be an experience that combines the beauty of the surrounding nature and reminded of the elegance and design sensitivity of this architecture.



Conceptual Program of Elements
Resort Hotel
Golf Club
18 hole golf course
Hot Springs Spa
Retail Dining and Entertainment Village
Multi-purpose Pavilion and Conference Center
Nature Discovery/ adventure Center

妙水仙閣温泉大酒店
Enchanted Water Fairy Retreat Spa Hotel













Guests arrive through a magical water portal that engenders a sense of enchantment, a different place separated from the world. Defined by moving streams, waterfalls and quiet, contemplative pools.

The Enchanted Waters Spa and Retreat site location offers many opportunities to experience the beautiful nature of the resort. Taking advantage of the existing landforms several specialized environments have been created.

Pathways passing through exotic flora and floral gardens wind in and out of ravines and bridge across canyons displaying unexpected beauty around every corner. This path for strolling and hiking wraps the resort and connects the resort to the mountain and other pathways all of the way up to the Royal Country club and all that it has to offer.

The Spa and Retreat offers guest experiences that are not only quiet and contemplative but fun. There are reflecting pools that are peaceful areas for thought and meditation. There are water play activities like water jet pools, water fall slides and hot springs which provide each guest the opportunity for fun and laughter. The experience not only engages children but the inner child of all ages. The goal is to create a seamless experience within the existing natural environment taking advantage of this magical site.

鳥瞰圖
Bird's Eye Perspective



二期：皇家鄉村俱樂部度假村及溫泉水療中心，
購物娛樂村、高爾夫球場俱樂部及會議中心
Phase II: Royal Country Club Resort & Spa, Shopping & Entertainment Village,
Clubhouse, and Conference Center



https://www.edgar.sec.gov/AR/DisplayDocument.do?step=docOnly&accessionNumber=0... 4/25/2018

鳥瞰圖
Bird's Eye Perspective



Phase I: Enchanted Water Fairy Retreat Spa Hotel



2. Design teams and contracts



***

James Scheidel

Director, Chairman of the Board at Cuningham Group

Member of the American Institute of Architects
NCARB qualification
LEED AP

Education background
University of Oregon
Bachelor of Architecture, Architecture

Professional qualifications

Jim has more than 30 years of architectural experience, and he is the main in-charge to achieve creative design to the construction of the main building of the environment. He joined the company in 1984 when the Los Angeles office was established. His keen insight and leadership skills provide guidance for a wide range of entertainment services, integrated use, catering and retailing.

Jim's recent theme parks include Walt Disney's Fantasy Project, an expansion of the Disney theme park in Anaheim, California, which he served as chief architect of the project. He also directed the Corning Group to participate in the California Disney Adventure, Hong Kong Disneyland and the Warner Brothers Movie Theme Park in Madrid, Spain.

Jim applied his ideas in the entertainment industry to the design of retail and leisure venues. He is responsible for the Corning Group of the United States and foreign markets business development, the successful completion of China and South Korea's many urban entertainment centers. Among them the project of Ning Han Group in South Korea, the Asian Alps was chosen as the host of the 2018 Winter Olympic Games. As the chief architect of the project, he was responsible for guiding the overall planning and conceptual design of the resort.

*** FISMA & OMB Memorandum M-07-16

***

Gerald Smith

American Institute of Architects, NCARB

Project Manager

Education background
University of South Florida
Masters, Architecture

Florida State University
BA, Asian Studies

Professional qualifications

Jerry has over 23 years of experience in recreational architectural design and planning, and his experience is reflected in the complex entertainment venues and facility design management processes around the world.
As a talented design and management director, Jerry specializes in management. From the start of the project planning and design to the final construction supervision and on-site art direction, in particular the management and coordination of a large number of engineering consulting and special design team involved in a world-class entertainment destination project design.

Jerry is the Artistic Director and Artistic Director of the US Pavilion at Expo 2010 Shanghai China, and the Design Director of Polotica Water Park, Lotte World, Korea. Prior to joining the Corning Group, Jerry was Director of Design at Morris Architects, where he was awarded numerous awards for the design and management of several Hollywood and Florida Universal Studios theme park recreational facilities.

*** FISMA & OMB Memorandum M-07-16

Part of the project experience

Warner Bros. Movie Theme Park, Madrid, Spain

Walt Disney Fantasy Project, Disneyland California Theme Adventure, Golden State Adventure Park, shopping and dining venues in Anaheim, California

Walt Disney Fantasy Project, Hong Kong Confidential Entertainment Project

Five Legoland Shopping Shops in Ginzburg, Germany

The Lego Fantasy Center in Anaheim, California, and the Walt Disney Mall

LEGOLAND PARK, Chicago, Illinois

Spain Rioparque and Alcorcon's LEGO store

Alphun, Va., Springs Business Center

Universal Studios in Florida and California "Back to the Future" amusement and retail centers

California Step Adventure Park and Adventure and Shopping Center

Universal Studios Hollywood, California, the water world

Star Trek Experience: Nevada, Las Vegas Hilton

International Project Experience

China Wanda theme park confidentiality project

General Planning and Conceptual Design of Water Park in Longmen Resort, Hainan, China Theme Park, Universal Studios, Shanghai, China

Alpensia Resort & Spa, Gangwon-do, Korea

2018 Winter Olympic Games main venue

China TEDA Fashion Square Master Plan, Railway Station, Retail Area, International Pavilion, Fountain Show

China 's Tanggu Haihe River Park China Suzhou Time Machine

Seoul, South Korea Lotte World

Korea KT Entertainment Center

South Korea Aphae Island Resort

Article 13: Notices

All notices or other communication under the Contract as well as the correspondences between the Parties shall be in writing and delivered by e-mails or fax, and acknowledgment/receipt of such delivery is requested. The contact information of the Representatives of each party is as follows:

甲方： [illegible]
姓名： [illegible]
電話號碼： +8862-2658-2502
電子郵箱：

Party A: Yao-Teh International Development Company, Ltd.
Name: Fun Ming Lo
Tel: +8862-2658-2502
Email:

乙方： [illegible]
姓名： [illegible]
電話號碼： 310-895-2200
電子郵箱： jscheidel@cuningham.com

姓名： [illegible]
電話號碼： 310-895-2200
電子郵箱： gsmith@cuningham.com

Party B: Cuningham Group Architecture, Inc.
Name: James Scheidel, Chairman of the Board
Tel: 310-895-2200
Email: jscheidel@cuningham.com

Name: Gerald Palmer Smith, Project Manager
Tel: 310-895-2200
Email: gsmith@cuningham.com

[illegible]
In Witness Whereof, the Parties have entered into this Contract effective as of the day, month and year first set forth above.

[illegible]
YAO-TEH INTERNATIONAL DEVELOPMENT COMPANY, LTD.

簽字： [signature] 蓋章： ____________
Signed Company Seal

職稱： President 日期： March 6, 2015
Title Date

[illegible]
CUNINGHAM GROUP ARCHITECTURE, INC.

簽字： [signature] 蓋章： [seal: LICENSED ARCHITECT, STATE OF CALIFORNIA]
Signed Company Seal

職稱： CHAIRMAN 日期： MARCH 6, 2015
Title Date

3. Hotel management team and contract




InterContinental Hotels Group Introduction
洲際酒店集團介紹

IHG InterContinental Hotels Group

INTERCONTINENTAL HOTELS & RESORTS | Holiday Inn | CROWNE PLAZA | HUALUXE | hotel INDIGO | EVEN HOTELS | STAYBRIDGE SUITES | CANDLEWOOD SUITES

PriorityClubRewards

1



4,921 hotels, 722,575 rooms, located in nearly 100 countries and regions
4,921家酒店，722,575間客房，分佈於近100個國家和地區
The world's leading
Ranked 1st in Greater China
Number of rooms opened and constructed
Europe
Opened
648
(104,278)
Constructed
109
Greater China
243
(78,933)
Opened
195
Constructed
The Americas
美洲區
3,779
(472,857)
Opened
812
Constructed
Australia, the Middle East and Africa
251
(66,507)
Opened
145
Constructed


10 well-known hotel brands, and Reception more than 160 million passengers a year
10個聞名遐邇的酒店品牌，每年接待超過1.6億人次賓客
INTERCONTINENTAL
179
(60,589)
51
KIMPTON
65
(11,834)
16
1
(282)
23
CROWNE PLAZA
404
(112,629)
92
hotel INDIGO
63
(6,938)
63
Opened
Constructed
10個品牌
各種需求，度身定制
10 brands
Various needs, tailor-made
34
18
72
5
10
1
23
73
56
53
STAYBRIDGE
CANDLEWOOD SUITES
HOTELS
1,197
(220,475)
267
2,376
(230,690)
541
210
(22,883)
101
326
(31,046)
89
2
(296)
3
酒店數
IHG
9

The industry's most frequent marketing activities generate revenue of more than RMB 800 million per year.

業內最頻繁的市場行銷活動，為酒店每年創收超過8億人民幣

50 多次宣傳活動

4 次IHG會員獨享的
定制推廣活動

9 次節慶散客優惠和推廣活動

40 多次定期推廣活動

持續不斷的
品牌行銷和活動

More than 50 promotional events
4 exclusive IHG members exclusive custom [illegible]
9 festivals FIT offers and promotions
More than 40 regular promotion events
Continued bra[illegible] marketi[illegible] ca[illegible]igning



IHG

15

Suggestions for your company Miao Su Sun Royal Country Club Resort brand

針對貴公司苗栗縣
皇家鄉村俱樂部 度假飯店品牌之建議

THE Royal Country Club







IHG

34

Crowne Plaza Resort MiaoLi & Hotel Indigo Miaoli Resort
苗栗皇冠假日度假酒店及苗栗英迪格度假酒店


CROWNE PLAZA
INDIGO

IHG

35

Crowne Palza Resort Miao Li Royal Club
苗栗皇家鄉村俱樂部皇冠假日酒店

CROWNE PLAZA HOTELS & RESORTS

Cowne Plaza Hotel

Operation Reference when the hotel is stable as expected

Operation Reference 皇冠假日酒店營運參考； Based on the average value of hotels already operating in Greater China (以大中華區已營運酒店平均值為依據)		本酒店預估穩定期之營運參考； Estimated value of other operating hotels in the market (以市場其他營運酒店為推估值)
Housing Rate	45~85%	72%
Average House Price	USD 90~180	USD 105
Room Revenue Ratio	65~78%	62%
Catering revenue ratio	16~32%	34%
Revenue Gross Margin	28~35%	32%

以上平均房價為淨房價，及扣除服務費、稅金及早餐，

預期本酒店之客源組成；


Business and government customers
12%
公司商務政府客源
Group meeting source
34%
團體會議客源
42%
休閒度假客源
Leisure source
12%
其他客源
Members and other customers

IHG 40

Hotel Indigo Miao Li Royal Club
苗栗皇家鄉村俱樂部英迪格酒店

hotel INDIGO 英迪格酒店

Operational Reference | Operation Reference when the hotel is stable as expected

英迪格酒店營運參考： Based on the average value of hotels already operating in Greater China (以大中華區已營運酒店平均值為依據)		本酒店預估穩定期之營運參考: (以市場其他營運酒店為推估值) Estimated value of other operating hotels in the market
Housing Rate	60~83%	68%
Average House Price	USD 140~172	USD 145
Room Revenue Ratio	78~82%	84%
Catering revenue ratio	8~16%	7%
Revenue Gross Margin	30~44%	42%

預期本酒店之客源組成：


Business and government customers
6%
公司商務及政府客源
Group meeting source
16%
團體會議客源
46%
休閒度假客源
Leisure source
32%
會員及其他客源
Members and other customers

IHG

57

[illegible]

Applicable Law and Dispute Resolution

[illegible]

The laws of Taiwan, Republic of China, shall govern this letter of intent. Any dispute arising out of or in connection with this letter of intent shall be submitted to the Hong Kong International Arbitration Centre (the "HKIAC") and such dispute shall be arbitrated pursuant to the arbitration rules effective at the time of the arbitration. The tribunal shall consist of three (3) arbitrators where the Owner shall appoint one (1) arbitrator, IHG SH shall appoint one (1) arbitrator and the third arbitrator shall be appointed by mutual agreement of the parties or, if the parties fail to reach an agreement within thirty (30) days of the date upon which the arbitration was initiated, by the Chairman of the HKIAC. The place of arbitration will be in Hong Kong Special Administrative Region ("Hong Kong") and the official language of the arbitration shall be determined by the party initiating the arbitration and shall be either English or Mandarin Chinese. In reaching a decision, the arbitrators will be bound by the terms and provisions of this letter of intent. The decision and award of the arbitrators will be final and binding upon the parties. For the avoidance of doubt, the law governing procedures of the arbitration shall be the laws of Hong Kong.

[illegible]

Obligation

[illegible]

Save with respect to the P.C.M Fee, Technical Services, Confidentiality, Intellectual Property, Exclusivity and Applicable Law and Dispute Resolution hereunder, which shall be binding and enforceable by IHGSH and Owner, this letter is not, nor is it intended to be, a contract, and shall not create legally binding obligations in respect of the management of the Hotel. Instead it is an expression of the parties' intention to procure a binding contract after further negotiation between them. Owner acknowledges that Manager must submit the proposed Management Contract for the Hotel for review and final approval by its management committee, which is required before Manager may enter into any legally binding contracts to deliver management services to the Hotel.

[illegible]

We will visit you and further explain the Management Contract upon receipt of the P.C.M Fee.

[illegible]

In the meantime, should you have any questions, please feel free to contact us. We look forward to working closely with you.

[illegible]

If the above reflects your understanding, please confirm by signing the enclosed duplicate and returning it to us.

[illegible]

Sincerely yours

[illegible]

Agreed on above terms

六洲酒店管理（上海）有限公司	[illegible]
InterContinental Hotels Group (Shanghai) Ltd.	Yuan Teh International Development Co., Ltd.
[signature]	[signature] [company seal]
姓名: [illegible] Name: MR. KENT SUN 職位: [illegible] Title: Chief Development Officer	姓名: [illegible] Name: MR. LO FUN MING 職位: [illegible] Title: President
日期: Date: 2015. 9. 28	日期: Date: SEP 16, 2015

https://www.edgar.sec.gov/AR/DisplayDocument.do?step=docOnly&accessionNumber=0... 4/25/2018

4. IPO Team Introduction



SICHENZIA ROSS FRIEDMAN FERENCE LLP

Asian Affairs Section

SRFF is well-known for its focus on integrated operations that address the needs of Asian companies involved in corporate finance, mergers and acquisitions. Our Asian team serves Asian companies and investors looking for opportunities in the Asia-Pacific region.

SRFF is one of the most respected and experienced international law firms in the world. We have a group of lawyers who speak Chinese, Mandarin and English to provide professional legal counsel. Our Asian team advises our clients on the changing regulatory and government environment in Asia and the United States, including the ever-improving legal system in the Asia-Pacific region. SRFF also works with global network service providers and professionals to deliver a complete suite of services to meet complex needs.

Public Offering and Reverse Merger - We recommend Chinese companies trying to take traditional public offerings and reverse mergers in the United States. We offer a full range of services to our clients, including: • Purchasing the right shell companies • Preparing all the necessary securities. We are familiar with the process and complexity of transforming from a Chinese private company to a US company. For example, we currently have foreign exchange holdings in the national foreign exchange market The latest enforcement regulations of the SAFE require central MOFCOMM and / or the CSRC to approve specific transactions. We also focus on providing education and preparation to our clients so that they can be at ease at the starting point. In addition, Advising clients on their ongoing reporting business, and advising on all corporate compliance and regulatory issues they face as they become the new role for US companies.

KCCW Certified Public Accountants

KCCW is a new, innovative public accounting and consulting firm based in Southern California.

We are committed to providing our clients both domestic and international public and private multi-faceted services that are unique in high quality audit, consulting, tax and accounting services.

Our company is registered with the Accounting Oversight Board of Listed Companies (PCAOB), and our experts have extensive experience and are registered with the Securities and Exchange Commission to help them complete their quarterly, annual, and various compliance goals.

It is our mission to become our most trusted trading partner for our customers and to produce synergistic impact for their global influence in a dynamic business environment that is developing smoothly.

5. Financial forecast



The Royal Country Club and Recreation Holdings Inc
Consolidated Income Statement
Year 2016 to 2020 Forecast

In USD

	2016	2017	2018	2019	2020
Revenue:					
Revenue- Golf Course	$ 1,522,358	$ 1,750,711	$ 2,013,318	$ 2,315,316	$ 2,662,613
Revenue- Crow Plaza Hotel- Rooms	-	-	6,898,500	7,588,350	7,588,350
Revenue- Crow Plaza Hotel- Food & Beverage	-	-	2,299,500	2,782,395	2,782,395
Revenue- Hotel Indigo- Rooms	-	-	-	-	7,197,800
Revenue- Hotel Indigo- Food & Beverage	-	-	-	-	2,399,267
Revenue- Recreaton park and Garden- Admission Tickets	-	-	36,500,000	40,150,000	44,165,000
Revenue- Recreaton park and Garden- Food & Beverage	-	-	59,616,667	65,578,333	72,136,167
Total Revenue	1,522,358	1,750,711	107,327,985	118,414,394	138,931,592
Cost of Sales:					
Cost of Sales- Golf Couse	92,411	97,032	101,883	106,977	112,326
Cost of Sales- Crow Plaza Hotel- Rooms	-	-	896,805	986,466	986,466
Cost of Sales- Crow Plaza Hotel- Foods & Beverage	-	-	1,149,750	1,391,199	1,391,199
Cost of Sales- Hotel Indigo- Rooms	-	-	-	-	935,714
Cost of Sales- Hotel Indigo- Foods & Beverage	-	-	-	-	1,199,633
Cost of Sales- Recreaton Park and Garden- Admission Tickets	-	-	9,125,000	10,037,500	11,041,250
Cost of Sales- Recreaton Park and Garden- Foods & Beverage	-	-	29,808,333	32,789,167	36,068,083
Total Cost of Sales	92,411	97,032	41,081,771	45,311,327	51,734,690
Gross Margin	1,429,947	1,653,680	66,246,213	73,103,067	87,196,902
Operating Expenses:					
General and administrative- Golf Course	620,950	636,474	652,386	668,695	685,412
General and administrative- Crown Plaza Hotel	-	-	2,115,540	2,385,271	2,385,271
General and administrative- Hotel Indigo	-	-	-	-	2,207,325
General and administrative- Recreation Park and Garden	-	-	22,106,833	24,317,517	26,749,268
Total General and administrative Expenses	620,950	636,474	24,874,759	27,371,483	32,027,277
Depreciation and amortization	19,030	19,030	1,269,030	1,269,030	1,935,697
Total Operating Expenses	639,980	655,504	26,143,789	28,640,513	33,962,974
Other Income (Expenses)					
Interest income	20,881	21,925	23,021	24,172	25,381
Interest expense	(55,230)	(55,230)	(55,230)	(55,230)	(55,230)
Total Other Income (Expenses)	(34,349)	(33,305)	(32,209)	(31,058)	(29,849)
Income Tax	128,455	164,028	6,811,937	7,553,354	9,044,693
Net Income	$ 627,163	$ 800,843	$ 33,258,279	$ 36,878,142	$ 44,159,385
EBITDA	$ 829,878	$ 1,039,131	$ 41,394,476	$ 45,755,756	$ 55,195,005

The Royal Country Club and Recreation Holdings Inc.
Consolidated Balance Sheet
Year 2016 to 2020 Forecast

In USD

Assets	2016	2017	2018	2019	2020
Current Assets:					
Cash	$ 685,806	$ 1,788,800	$ 36,226,390	$ 74,276,925	$ 120,267,602
Accounts receivable	208,828	240,152	276,175	317,602	365,242
Prepaid expenses and other assets	2,004,069	2,064,191	2,126,117	2,189,901	2,255,598
Total Current Assets	3,098,704	4,093,144	38,628,682	76,784,428	122,888,442
Fixed assets:					
Building, Land, and Equipments	64,429,287	64,429,287	101,929,287	101,929,287	121,929,287
Consturction in progress- Crown Plaza Hotel	10,416,667	20,833,333	-	-	-
Consturction in progress- Hotel Indigo	-	-	10,000,000	20,000,000	-
Consturction in progress- Recreation Park and Garden	8,333,333	16,666,667	-	-	-
Accumulated depreciation	(1,362,819)	(1,381,849)	(2,650,879)	(3,919,909)	(5,855,606)
Total Fixed Assets	81,816,468	100,547,438	109,278,408	118,009,378	116,073,681
Other assets	196,804	196,804	196,804	196,804	196,804
Total Assets	$ 85,111,976	$ 104,837,385	$ 148,103,894	$ 194,990,609	$ 239,158,927
Liabilities and Equity					
Current Liabilities:					
Accounts payable	92,411	97,032	101,883	106,977	112,326
Accrued expenses and other current liabilities	109,313	112,593	115,970	119,449	123,033
Line of credit	9,001,270	9,001,270	9,001,270	9,001,270	9,001,270
Loan from shareholders	31,300,103	31,466,770	31,466,770	31,466,770	31,466,770
Total Current Liabilities	40,503,098	40,677,664	40,685,894	40,694,467	40,703,399
Equity					
Common stock	24,649,667	43,399,667	53,399,667	63,399,667	63,399,667
Retained Earnings- beginning	19,332,049	19,959,211	20,760,055	54,018,334	90,896,476
Retained Earnings- current earnings	627,163	800,843	33,258,279	36,878,142	44,159,385
Total Equity	44,608,878	64,159,721	107,418,000	154,296,142	198,455,528
Total Liabilities and Equity	$ 85,111,976	$ 104,837,385	$ 148,103,894	$ 194,990,609	$ 239,158,927

Hot Spring Garden Spa House Planning Diagram


CWN
苗栗皇家渡假村
2016.07.04
全區配置圖
入口廣場

Hot Spring Garden Spa House Planning Diagram


6米 基地內道路(梅花道)
1.5米 人行步道
2米 登山步道
地面層 配置圖
A3 S: 1/1200
A1 S: 1/600
櫻花園區
入口廣場
+60
+45


Look forward to the gradual formation of paradise
and please advise, thank you.

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